Exhibit 14.1

AWARE, INC.

AMENDED AND RESTATED CODE OF ETHICS

Adopted October 27, 2020

In accordance with the requirements of the Securities and Exchange Commission (the “SEC”) and the National Association of Securities Dealers Automated Quotations Stock Market (“Nasdaq”) Listing Standards, the Board of Directors (the “Board”) of Aware, Inc. (the “Company”) has adopted this Amended and Restated Code of Ethics (the “Code”) to encourage:

•	Honest and ethical conduct, including fair dealing and the ethical handling of actual or apparent conflicts of interest;

•	Full, fair, accurate, timely and understandable disclosure;

•	Compliance with applicable governmental laws, rules and regulations;

•	Prompt internal reporting of any violations of law or the Code;

•	Accountability for adherence to the Code, including fair process by which to determine violations;

•	Consistent enforcement of the Code, including clear and objective standards for compliance;

•	Protection for persons reporting any such questionable behavior;

•	The protection of the Company’s business interests, including its assets and corporate opportunities; and

•	Confidentiality of information entrusted to directors, officers and employees by the Company and its customers.

I. Honest and Ethical Conduct

The Company’s policy is to promote high standards of integrity by conducting its affairs honestly and ethically. All directors, officers and employees of the Company and all of its subsidiaries and controlled affiliates and (each a “Covered Person” and, collectively, the “Covered Persons”) are required to understand and follow the principles set forth in this Code. Any Covered Person with questions about any aspect of the Code or its application should ask his or her supervisor, Human Resources representative or any senior manager of the Company.

Each Covered Person is required to:

•	Familiarize himself or herself with and follow all policies, laws and regulations that apply to his or her job;

•	Act with integrity and conduct the Company’s business according to the highest ethical and legal standards; and

•	Report concerns and known or suspected misconduct immediately.

II. Conflicts of Interest

A conflict of interest occurs when the private interests of a Covered Person interfere, or appear to interfere, with the interests of the Company as a whole.

For example, a conflict of interest can arise when a Covered Person takes actions or has personal interests that may make it difficult to perform his or her Company duties objectively and effectively. A conflict of interest may also arise when a Covered Person, or a member of his or her immediate family1, receives improper personal benefits as a result of his or her position at the Company.

Conflicts of interest can also occur indirectly. For example, a conflict of interest may arise when a Covered Person or a Covered Person’s immediate family member is also an executive officer, a major stockholder or has a material interest in a company or organization doing business with the Company.

Each Covered Person has an obligation to conduct the Company’s business in an honest and ethical manner, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. Covered Persons other than directors and executive officers who have questions about a potential conflict of interest or who become aware of an actual or potential conflict should discuss the matter with, and seek a determination and prior authorization or approval from the Chief Compliance Officer. A supervisor may not authorize or approve conflict of interest matters or make determinations as to whether a problematic conflict of interest exists without first providing the Chief Compliance Officer with a written description of the activity and seeking the Chief Compliance Officer’s written approval. If the supervisor is personally involved in the potential or actual conflict, the matter should instead be discussed directly with the Chief Compliance Officer.

Directors and executive officers must seek determinations and prior authorizations or approvals of potential conflicts of interest exclusively from the disinterested members of the Board’s Audit Committee (the “Audit Committee”).

While this Code does not attempt to describe all possible conflicts of interest that could develop, common conflicts from which Covered Persons must refrain include:

•

Engaging in any conduct or activities that are inconsistent with the Company’s best interests or that disrupt or impair the Company’s relationship with any person or entity with which the Company has or proposes to enter into a business or contractual relationship;

[1]

An “immediate family member” means a person’s child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, or any other person (other than a tenant or employee) sharing the person’s household.

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•	Entering into a business relationship on behalf of the Company with a member of a Covered Person’s family or a business in which a member of the Covered Person’s family has an ownership interest;

•	Accepting compensation, in any form, for services performed for the Company from any source other than the Company;

•

Taking up any management or other employment position with, or having any substantial interest in, any firm or company that is in direct or indirect competition with the Company or seeks to do with the Company (passive investments in publicly traded securities of companies not amounting to less than one percent (1%) of that company’s total outstanding shares are permitted without such advanced approval);

•

Giving or accepting gifts, in any form and whether directly or indirectly through or to an immediate family member, including personal services or favors, if those gifts would or could appear to inappropriately influence business decisions or judgments by a Covered Person or by the Company’s customers, partners, suppliers or other partners.

III. Disclosures

The information in the Company’s public communications, including in all reports and documents filed with or submitted to the SEC, must be full, fair, accurate, timely and understandable.

To ensure the Company meets this standard, all Covered Persons (to the extent they are involved in the Company’s disclosure process) are required to maintain familiarity with the disclosure requirements, processes and procedures applicable to the Company commensurate with their duties. Covered Persons are prohibited from knowingly misrepresenting, omitting or causing others to misrepresent or omit, material facts about the Company to others, including the Company’s independent auditors, governmental regulators and self-regulatory organizations.

Each Covered Person who contributes in any way to the preparation or verification of the Company’s financial statements and other financial information must ensure that the Company’s books, records and accounts are accurately maintained. Each Covered Person must cooperate fully with the Company’s accounting and internal audit functions, as well as the Company’s independent public accountants and counsel.

Each Covered Person who is involved in the Company’s disclosure process must:

•	be familiar with and comply with the Company’s disclosure controls and procedures and its internal control over financial reporting; and

•

take all necessary steps to ensure that all filings with the SEC and all other public communications about the financial and business condition of the Company provide full, fair, accurate, timely and understandable disclosure.

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IV. Compliance with Laws, Rules and Regulations

The Company is obligated to comply with all applicable laws, rules and regulations. It is the personal responsibility of each Covered Person to adhere to the standards and restrictions imposed by these laws, rules and regulations in the performance of his or her duties for the Company.

The Chief Executive Officer, Chief Financial Officer and Controller (or persons performing similar functions) of the Company (together, the “Senior Financial Officers”) are also required to promote compliance by all employees with the Code and to abide by Company standards, policies and procedures.

Covered Persons located outside of the United States must comply with laws, regulations, rules and regulatory orders of the United States, including the Foreign Corrupt Practices Act (“FCPA”) and U.S. export control laws, in addition to applicable local laws. The Company has established an Anti-Corruption Policy, with which all Covered Persons are required to familiarize themselves and comply.

V. Insider Trading

Trading on inside information is a violation of federal securities law. Covered Persons in possession of material non-public information about the Company or companies with whom we do business must abstain from trading or advising others to trade in the respective company’s securities from the time that they obtain such inside information until adequate public disclosure of the information. Material information is information of such importance that it can be expected to affect the judgment of investors as to whether or not to buy, sell, or hold the securities in question. To use non-public information for personal financial benefit or to “tip” others, including family members, who might make an investment decision based on this information is not only unethical but also illegal. Covered Persons who trade stock based on insider information can be personally liable for damages totaling up to three times the profit made or loss avoided by the respective Covered Person.

The Company has adopted an Insider Trading Policy that includes additional information and obligations concerning stock trading transactions, blackout periods, and compliance with securities laws by Covered Persons. All Covered Persons are required to familiarize themselves and comply with the Insider Trading Policy.

VI. Reporting, Accountability and Enforcement

The Company promotes ethical behavior at all times and encourages Covered Persons to talk to their supervisors, managers and other appropriate personnel, including the Company’s officers, and the Board or the relevant committee thereof, when in doubt about the best course of action in a particular situation.

Covered Persons must promptly report suspected violations of laws, rules, regulations or the Code or any other unethical behavior by any director or executive officer of the Company to the Audit Committee. Suspected violations of laws, rules, regulations or the Code or any other unethical behavior by any other Covered Person must be reported to the Chief Compliance Officer.

Reports may be made anonymously. To assist in the administration of the Code, the Company has established a Confidential and Anonymous Financial Concern Hotline (also referred to as the “Whistleblower Hotline” or “Hotline”). The toll-free phone number for the Hotline is 1-877-459-6461.

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You can also access the Hotline via the web at https://www.whistleblowerservices.com/AWRE. The Hotline is owned, staffed and managed by an independent company and is available 24 hours per day, seven days a week. All communications submitted through the Hotline are received on a confidential and anonymous basis by the chairperson of the Audit Committee, who shall in turn report the matter to the Audit Committee for discussion, evaluation, response and follow-up actions, if necessary. The Audit Committee may engage independent counsel and other advisers, as it may deem necessary and appropriate, to address the substance of the complaint. Information about known or suspected violations relating to accounting, internal accounting controls or auditing matters may also be reported using the Hotline.

Any report of a suspected violations of laws, rules, regulations or the Code or any other unethical behavior by any Covered Person should specify in reasonable detail both the nature of the complaint, and the persons involved in and/or with knowledge of the violation. It should also be accompanied by or make reference to any supporting documentation, if applicable. If requested, the Company will maintain the confidentiality of any report, subject to the requirements of applicable law, regulations or legal proceedings.

The Audit Committee will investigate and determine, or shall designate appropriate persons to investigate and determine, the legitimacy of any reports. The Audit Committee, in consultation with the Company’s legal counsel, as appropriate, will recommend to the Board appropriate disciplinary action. Such disciplinary action includes, but is not limited to, reprimand, termination with cause, and possible civil and criminal prosecution.

The Company will not tolerate retaliation for reports made in good faith. Retaliation or retribution against any person for a report made in good faith of any suspected violation of laws, rules, regulations or this Code is itself a violation of the Code and cause for disciplinary action up to and including termination of the retaliating person’s employment by the Company.

It is not intended that this Code, any other Company policy or any agreement between any person and the Company should have the effect of preventing a Covered Person from reporting possible violations of federal law to any government agency or entity. Notwithstanding anything to the contrary in this Code or any other Company policy, or in any agreement entered into between the Company and person, nothing in any such document or agreement prohibits any Covered Person, or is intended in any manner to prohibit any Covered Person or anyone else, from reporting possible violations of federal law or regulation to any governmental agency or entity, including but not limited to the Department of Justice, the SEC, Congress, and any agency Inspector General, or making other disclosures that are protected under the whistleblower provisions of federal law or regulation. Covered Persons do not need the prior authorization of anyone at the Company or its legal counsel to make any such report or disclosure and are not required to notify the Company that any such report or disclosure has been made.

VII. Corporate Opportunities

All Covered Persons owe a duty to the Company to advance the interests of the Company when the opportunity to do so arises. Covered Persons are prohibited from directly or indirectly (a) taking personally for themselves opportunities that are discovered through the use of Company property, information or positions; (b) using Company property, information or positions for personal gain; or (c) competing with the Company for business opportunities. Even if the Company’s Board determine that the Company will not pursue an opportunity that relates to the Company’s business, a Covered Person may only do so, after receiving written approval from the Board of his or her intended course of action.

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VIII. Confidentiality

In carrying out the Company’s business, Covered Persons may learn confidential or proprietary information about the Company, its customers, distributors, suppliers or joint venture partners. Confidential or proprietary information includes all non-public information relating to the Company, or other companies, that would be harmful to the relevant company or useful or helpful to competitors if disclosed, including financial results or prospects, information provided by a third party, trade secrets, new product or marketing plans, research and development ideas, manufacturing processes, potential acquisitions or investments, or information of use to our competitors or harmful to us or our customers if disclosed.

Covered Persons must maintain the confidentiality of all information so entrusted to them, except when disclosure is authorized or legally mandated. Covered Persons must safeguard confidential information by keeping it secure, limiting access to those who have a need to know in order to do their job, and avoiding discussion of confidential information in public areas such as planes, elevators, and restaurants and on mobile phones. This prohibition includes, but is not limited to, inquiries made by the press, analysts, investors or others. Covered Persons also may not use such information for personal gain. These confidentiality obligations continue even after employment with the Company ends.

IX. Fair Dealing

Each Covered Person should endeavor to deal fairly with the Company’s customers, service providers, suppliers, competitors and employees. No Covered Person may take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice. Inappropriate use of proprietary information, misusing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is also prohibited.

X. Protection and Proper Use of Company Assets

All Covered Persons should protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. Company assets may be used only for the Company’s business purposes. The obligation of Covered Persons to protect the Company’s assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports.

XI. Waivers

No Covered Person, or any immediate family member of any Covered Person, may engage in any activity that would be otherwise prohibited by the Code without first obtaining a written waiver from the Board or the Audit Committee.

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Waivers involving Covered Persons who are directors of executive officers of the Company will be publicly disclosed, along with the reasons for granting the waiver, in accordance with the requirements of the SEC and Nasdaq.

XII. Accuracy of Business Records

All financial books, records and accounts must accurately reflect transactions and events, and conform both to generally accepted accounting principles (GAAP) and to the Company’s system of internal controls. No entry may be made that intentionally hides or disguises the true nature of any transaction. Covered Persons should therefore be as clear, concise, truthful and accurate as possible when recording any information.

XIII. Corporate Loans or Guarantees

Federal law prohibits the Company from making loans or guarantees of obligations to directors, executive officers, and members of their immediate families.

XIV. Gifts and Favors

The purpose of business gifts and entertainment in a commercial setting is to create goodwill and sound working relationships, not to gain unfair advantage with customers. Covered Persons must act in a fair and impartial manner in all business dealings. Gifts and entertainment should further the business interests of the Company and not be construed as potentially influencing business judgment or creating an obligation.

Gifts must not be lavish or in excess of the generally accepted business practices of one’s country and industry.2 Gifts of cash or cash equivalents are never permitted. Requesting or soliciting personal gifts, favors, entertainment or services is unacceptable. Covered Persons should contact their supervisor or the Chief Compliance Officer to discuss if they are not certain that a gift is appropriate. Any gift with a value exceeding $50 must be approved in advance by the Chief Compliance Officer.

The FCPA prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country. In addition, the promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules. The Company’s Anti-Corruption Policy specifies additional information and obligations concerning prohibited and permissible actions in connection with the giving of gifts, favors or other gratuities by Covered Persons.

[2]

In general, no gift, entertainment or business courtesy should be offered, given, provided or accepted unless it: (1) is not a gift of cash, stock or negotiable instruments, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff and (5) does not violate any laws or regulations. Covered employees and members of their immediate families may not offer, give or receive gifts from persons or entities who deal with the Company: (a) in those cases where the gift would be illegal or result in a violation of law; (b) as part of an agreement to do anything in return for the gift, (c) if the gift has a value beyond what is normal and customary in the Company’s business; (d) if for directors, the gift is being made to influence the director’s actions as a member of the Board; or (e) if the gift could create the appearance of a conflict of interest.

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XV. Antitrust Laws and Competition

The purpose of antitrust laws is to preserve fair and open competition and a free market economy, which are goals that the Company fully supports. Covered Persons must not directly or indirectly enter into any formal or informal agreement with competitors that fixes or controls prices, divides or allocates markets, limits the production or sale of products, boycotts certain suppliers or customers, eliminates competition or otherwise unreasonably restrains trade.

XVI. Political Contributions

Covered Persons may participate in the political process as individuals on their own time. However, Covered Persons must make every effort to ensure that they do not create the impression that they speak or act on behalf of the Company with respect to political matters. Company contributions to any political candidate or party or to any other organization that might use the contributions for a political candidate or party are prohibited. A Covered Person may not receive any reimbursement from corporate funds for a personal political contribution.

XVII. Discrimination and Harassment

The Company is an equal opportunity employer and will not tolerate illegal discrimination or harassment of any kind. The Company is committed to providing a workplace free of discrimination and harassment based on race, color, religion, age, sex, gender, national origin, ancestry, sexual orientation, disability, veteran status, or any other basis prohibited by applicable law. Examples include derogatory comments based on a person’s protected class and sexual harassment and unwelcome sexual advances. Similarly, offensive or hostile working conditions created by such harassment or discrimination will not be tolerated.

XVIII. Environmental Protection

The Company is committed to managing and operating its assets in a manner that is protective of human health and safety and the environment. It is our policy to comply with both the letter and the spirit of the applicable health, safety and environmental laws and regulations and to attempt to develop a cooperative attitude with government inspection and enforcement officials. Covered Persons are encouraged to report conditions that they perceive to be unsafe, unhealthy or hazardous to the environment.

XIX. Personal Conduct and Social Media Policy

Covered Persons should take care when presenting themselves in public settings, as well as online and in web-based forums or networking sites. Each Covered Person is encouraged to conduct himself or herself in a responsible, respectful, and honest manner at all times. The Company understands that Covered Persons may wish to create and maintain a personal presence online using various forms of social media. However, in so doing Covered Persons should, when and where appropriate, include a disclaimer that the views expressed therein do not necessarily reflect the views of the Company. Covered Persons should be aware that that even after a posting is deleted, certain technology may still make that content available to readers.

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Covered Persons are prohibited from using or disclosing confidential, proprietary, sensitive or trade secret information of the Company, its partners, vendors, consultants or other third parties with which the Company does business. Harassment of other directors, officers or employees will also not be tolerated. A Covered Person may not provide any content to Company social media sites that may be construed as political lobbying or solicitation of contributions, or use the sites to link to any sites sponsored by or endorsing political candidates or parties, or to discuss political campaigns, political issues or positions on any legislation or law.

XX. No Rights Created

This Code is a statement of certain fundamental principles, policies and procedures that govern the Company’s Covered Persons in the conduct of the Company’s business. It is not intended to and does not create any rights in any employee, customer, client, visitor, supplier, competitor, stockholder or any other person or entity. It is the Company’s belief that the policy is robust and covers most conceivable situations.

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